Exhibit 12

HARSCO CORPORATION
Computation of Ratios of Earnings to Fixed Charges

	YEARS ENDED DECEMBER 31
(In thousands)	2014 (a)	2013 (a)		2012 (a)		2011 (a)	2010 (a)
Pre-tax income from continuing operations attributable to Harsco shareholders	$8,085	$(199,381)	(b)	$(227,211)	(c)	$41,172	$15,276
Add: Consolidated Fixed Charges computed below	67,181	78,637		80,073		86,608	97,334
Net adjustments for unconsolidated entities	1,558	(1,511)		(256)		(464)	(214)
Net adjustments for capitalized interest	(46)	53		128		165	125
Consolidated Earnings Available for Fixed Charges	$76,778	$(122,202)	(b)	$(147,266)	(c)	$127,481	$112,521

Consolidated Fixed Charges:
Interest expense per financial statements (d)	$47,111	$49,654		$47,381		$48,735	$60,623
Interest expense capitalized	541	577		476		250	254
Portion of rentals (1/3) representing a reasonable approximation of the interest factor	19,529	28,406		32,216		37,623	36,457
Consolidated Fixed Charges	$67,181	$78,637		$80,073		$86,608	$97,334
Consolidated Ratio of Earnings to Fixed Charges	1.14	—	(b)(e)	—	(c) (f)	1.47	1.16

(a)	Does not include interest related to uncertain tax position obligations.

(b)	During 2013, the Company recorded a $272.3 million, non-cash pre-tax long-lived asset impairment charge, or $3.17 per basic and diluted share.

(c)	In the fourth quarter of 2012, the Company incurred a $265.0 million, pre-tax goodwill impairment charge, or $3.29 per basic and diluted share.

(d)	Includes amortization of debt discount.

(e)	For the year ended December 31, 2013, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $200.8 million to achieve a coverage of 1:1.

(f)	For the year ended December 31, 2012, the ratio coverage was less that 1:1. We would have needed to generate additional earnings of $227.3 million to achieve a coverage of 1:1.